FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

February 15, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Financial Reporting

Dated : February 15, 2007

The following exhibit
is filed with this report
Akzo Nobel Report for the year 2006 and for the 4th quarter

Report for the year 2006 and for the 4th quarter

HIGHLIGHTS OF THE YEAR 2006

Millions of euros (EUR)	2006	2005	Δ%

Revenues	13,737	13,000	6

EBITDA before incidentals	1,862	1,721

EBIT before incidentals	1,310	1,152	14

EBIT (Operating income)	1,462	1,486

Financing income and expenses	(111)	(156)

Share in profit of associates	89	6

Income taxes	(258)	(338)

Net income	1,153	961	20

Earnings per share	4.02	3.36

Cash generated from operating activities	1,899	1,358	40

Capital expenditures	529	514

Depreciation and amortization	552	569

Invested capital at year-end	8,060	8,007

Net interest-bearing borrowings at year-end	1,090	1,573

Top-line up 6%; record net income of EUR 1.15 billion
•	Growth in all segments – revenues up 6%
•	Operational results up 14%
•	Record year – EUR 1.15 billion net income, up 20%
•	Incidentals – positive contribution of EUR 152 million (2005: EUR 334 million)
•	Strong cash flow – cash generated from operating activities up EUR 0.5 million
•	Dividend – EUR 1.20 per share proposed to shareholders
•	Akzo Nobel is “Fit for the Future”

Report for the year 2006

Top-line growth of 6%; record net income of EUR 1.15 billion
Revenues amounted to EUR 13.7 billion, up 6% on last year. This was mainly attributable to autonomous (especially volume) growth across all segments. Organon realized revenues growth of 8%, driven by strong sales of NuvaRing® and fertility products. Intervet performed well across all regions and product ranges, delivering 6% autonomous growth. Coatings showed a strong growth of 12%, of which 4% was obtained from recent acquisitions. Revenues of the ongoing operations of Chemicals achieved a robust growth of 5%, mostly from higher selling prices. On balance, currency translation had no impact on revenues for the full year.

Akzo Nobel’s 6% revenues growth can be broken down as follows:

				Currency	Acquisitions/
In % versus 2005	Total	Volume	Price	translation	divestments

Organon	8	8	–	–	–
Intervet	3	6	–	–	(3)
Coatings	12	6	2	–	4
Chemicals	(2)	1	4	–	(7)

Akzo Nobel	6	4	2	–	–

EBIT before incidentals was EUR 1,310 million, up EUR 158 million or 14% compared with 2005. EBIT margin was 9.5% (2005: 8.9%). Organon, up EUR 92 million or 34% and Coatings with an increase of EUR 95 million or 22% led the way. Intervet’s operating income was up EUR 4 million or 2%, while Chemicals maintained EBIT at the same level, in spite of divestments. EBIT for the year decreased 2% from EUR 1,486 million to EUR 1,462 million, with an EBIT margin of 10.6% (2005: 11.4%).

Incidentals, on balance, contributed EUR 152 million, which was EUR 182 million lower than the previous year. Special benefits of EUR 55 million were mainly attributable to a change in the U.S. postretirement healthcare plan and the transition to a defined contribution scheme for certain U.S. pension plans. The results on divestments of EUR 213 million were derived from the sale of a Coatings plant near Barcelona and the Chemicals divestment plan. The restructuring and impairment charges of EUR 112 million related to various restructuring activities at Coatings and Chemicals. Changes in the provisions for antitrust and environmental cases resulted, on balance, in a charge of EUR 4 million. In 2005, incidentals resulted in a gain of EUR 334 million, mainly due to the settlement of certain Organon cases, changes in the Dutch pension and other postretirement plans, and restructuring and impairment charges.

Financing income and expenses decreased from EUR 156 million in 2005 to EUR 111 million in 2006, due to lower interest charges for discounted provisions. Interest on net interest-bearing borrowings was also lower due to decreased net liabilities (2006: EUR 95 million; 2005: EUR 115 million). Interest coverage improved from 9.5 to 13.2. EBITDA coverage was 18.1 (2005: 13.2).

Share in profit of associates was EUR 89 million, up EUR 83 million compared to 2005. Operational earnings of the associates increased to EUR 50 million (2005: EUR 43 million). In 2006, earnings included incidental gains of EUR 39 million, mainly related to Acordis, while in 2005 net incidental losses of EUR 37 million were recognized, primarily due to the impairment of Methanor.

Report for the year 2006

Income taxes included a one-time benefit of around EUR 125 million. This benefit was attributable to an agreement with tax authorities in several countries on transfer pricing issues related to the company’s corporate income tax filings covering a period of almost ten years. Excluding this benefit, the tax rate of 2006 amounted to 28%, which was higher than previous year (2005: 25%).

Net income was up EUR 192 million or 20% from EUR 961 million to EUR 1,153 million, which is EUR 4.02 per share (2005: EUR 3.36). Excluding incidentals, net income amounted to EUR 872 million, up 19% on 2005, when it was EUR 735 million.

Strong cash flow – cash generated from operating activities up EUR 0.5 billion
In 2006, cash increased EUR 0.4 billion, compared with an outflow of EUR 0.4 billion in 2005. This increase was generated by improved cash generated from operating activities, which was up EUR 0.5 billion to EUR 1.9 billion.

Capital expenditures amounted to EUR 529 million, EUR 15 million higher than the 2005 level. Capital expenditures were 106% of depreciation. Targeted investments were in the emerging markets, particularly China and Central and Eastern Europe, where growth continued at high rates and where we opened several new factories. Chemicals investments included projects in the Netherlands and Sweden.

Invested capital at December 31, 2006, amounted to EUR 8.1 billion, up EUR 0.1 billion from last year. Working capital declined with EUR 0.1 billion, despite the company’s revenues growth of 6%.

In 2006, net interest-bearing borrowings decreased EUR 0.5 billion to EUR 1.1 billion. Equity increased EUR 0.7 billion as a result of retained income. As a consequence, year-end gearing improved to 0.26 (December 31, 2005: 0.44).

Headcount expansion in emerging markets – restructuring in mature markets
At the end of 2006, the company had 61,880 employees, compared with 61,340 at year-end 2005. Growth of our business in emerging markets resulted in a workforce expansion of 1,220, while restructuring programs in Coatings, Chemicals, and Organon in the mature markets resulted in a decrease of 1,160. Acquisitions (2,000) and divestments (1,520) on balance added 480.

Dividend – EUR 1.20 per common share proposed
A dividend of EUR 1.20 per common share will be proposed at the Annual General Meeting of Shareholders on April 25, 2007. In October 2006, an interim dividend of EUR 0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 344 million, representing a payout ratio of 39% relative to net income before incidentals, which is within the dividend policy range of 35-40%. Subject to shareholder approval of this dividend proposal, the Akzo Nobel share will trade ex-dividend from April 27, 2007 and the final dividend will be made payable on May 7, 2007.

Outlook
Akzo Nobel is well positioned for profitable growth, supported by favorable signs about the world economy. Provided that no major discontinuities occur, Akzo Nobel believes that it is well placed to outgrow its markets and further improve the financial returns in Coatings and Chemicals. Finally, Akzo Nobel is confident that the proposed separation of its pharmaceutical business will create further value for shareholders.

Report for the year 2006

Organon – volume growth of 8%; EBIT before incidentals up 34%

4th quarter			Millions of euros	January-December

2006	2005	Δ%		2006	2005	Δ%

666	656	2	Revenues	2,611	2,425	8

74	84	(12)	EBIT (Operating income)	354	415	(15)
11.1	12.8		EBIT margin, in %	13.6	17.1
			Return on invested capital, in %	21.1	24.3

77	43	79	EBIT before incidentals	362	270	34
11.6	6.6		EBIT margin, in %	13.9	11.1
			Return on invested capital, in %	21.5	15.8

104	74	41	EBITDA before incidentals	483	396	22
15.6	11.3		EBITDA margin, in %	18.5	16.3

34.0	35.8		S&D expenses as % of revenues	32.2	32.9
18.8	20.1		R&D expenses as % of revenues	18.6	17.9

40	37		Capital expenditures	103	95

			Invested capital at year-end	1,579	1,781
			Capital turnover	1.55	1.42

			Number of employees at year-end	13,710	14,100

•	Revenues – up 8% for the year
•	EBIT before incidentals up 34%, despite higher marketing and R&D expenditures
•	NuvaRing® – sales and market share steadily increasing
•	Record year for fertility product Puregon®/Follistim®
•	Anesthesia – Esmeron® and Anzemet® performing well
•	Asenapine – Organon continues with development

Report for the year 2006

In 2006 Organon showed a healthy improvement both in revenues–up 8% to EUR 2,611 million– and in operating income before incidentals, which increased 34% to EUR 362 million, despite increased marketing and R&D expenditures.

Revenues growth was driven by strong performances from Organon’s NuvaRing®, Puregon®, Implanon® and Esmeron® products. In all our major markets, sales of NuvaRing®–our contraceptive vaginal ring–grew by 25% or more. In the U.S., sales increased by more than 80%. Organon’s biotechnology fertility product, Puregon®/Follistim®, had another record year. Sales increased 8%, mainly through improvements in market share in the U.S. and several major European markets. It is Organon’s best-selling product. The product showed promising up-take results in Japan and China, where it was launched by the end of 2005. Livial® sales were stagnant during 2006. Furthermore, U.S. sales of Anzemet® (inlicensed from sanofi-aventis) and the final service payments from Ligand for Avinza® were added to the top-line. Risperdal® and Arixtra® royalties contributed to an increase in revenues in 2006. Due to growing generic competition in Europe, Remeron® sales decreased by 11% to EUR 253 million. Pharmaceutical ingredients revenues showed a slight increase compared to 2005.

	Autonomous growth
	on, %				Autonomous
4th quarter				Full year	growth on
2006	Q-4 2005	Q-3 2006	Millions of euros or %	2006	2005, %

180	23	12	Contraceptives	669	18
64	63	18	- of which NuvaRing®	213	67
96	9	10	Puregon®/Follistim®	384	8
59	(9)	(4)	Remeron®	253	(11)
58	14	(2)	Anesthesia	242	28
38	(3)	2	Livial®	151	(2)
69	(6)	24	Pharmaceutical ingredients	255	2

We increased our R&D expenses both in absolute terms (EUR 484 million versus EUR 433 million) and as a percentage of revenues (18.6% versus 17.9%). Organon’s hormonal contraceptive implant Implanon® was approved by the FDA and was launched in the U.S. in the fourth quarter. Livial® was deemed non-approvable by the FDA.

Three of our development compounds started their Phase III trial programs in the course of 2006. Our development product for fertility Org 38286, and our contraceptive pill containing natural estrogen NOMAC/E2, both entered into phase III by starting full clinical trials. In addition, our compound in development for insomnia, Org 50081, entered into Phase III in late 2006. We expect to file our anesthesia compound, sugammadex for registration in the course of 2007.

In our late stage development program, the initial phase III trial program for asenapine–a product in development for schizophrenia and acute mania in bipolar disorder– was concluded in the fourth quarter and showed what we believe overall promising results, although some endpoints were missed. Our partner in the program, Pfizer, decided to terminate the collaboration on the product for commercial reasons. Organon continues with further developing asenapine.

Report for the year 2006

Intervet – 6% autonomous growth powered across regions and franchises

4th quarter			Millions of euros	January – December

2006	2005	Δ%		2006	2005	Δ%

287	278	3	Revenues	1,125	1,094	3

50	48	4	EBIT (Operating income)	219	238	(8)
17.4	17.3		EBIT margin, in %	19.5	21.8
			Return on invested capital, in %	23.9	28.3

50	46	9	EBIT before incidentals	213	209	2
17.4	16.5		EBIT margin, in %	18.9	19.1
			Return on invested capital, in %	23.3	24.9

65	59	10	EBITDA before incidentals	272	263	3
22.6	21.2		EBITDA margin, in %	24.2	24.0

25.5	25.2		S&D expenses as % of revenues	24.8	24.2
9.5	10.4		R&D expenses as % of revenues	9.7	10.3

15	16		Capital expenditures	55	54

			Invested capital at year-end	949	883
			Capital turnover	1.23	1.30

			Number of employees at year-end	5,370	5,260

•	Revenues – 6% autonomous growth powered across regions and franchises
•	EBIT margin of 18.9%
•	Approvals received for Zilmax® and PreveNile®
•	Higher marketing cost and inventory for future product launches
•	Production costs up – IT and acquisition of a Foot & Mouth Disease vaccine plant
•	Feed additives divestment program completed

Report for the year 2006

Intervet realized strong autonomous growth during 2006 and outperformed overall market growth. Revenues increased by 3% to EUR 1,125 million. Divestments and acquisitions had a 3% negative impact on revenues. In 2006, marketing costs for future growth, write-off of inventories and restructuring costs at various sites were higher than in the previous year. Operating income before incidentals grew 2% to EUR 213 million, resulting in an EBIT margin of 18.9%.

In Europe–where Intervet generates about 55% of its turnover–autonomous growth was 5%, despite unfavourable business conditions triggered by the threat of avian influenza in early 2006. Continued and sustainable growth of long established brands combined with successful new product introductions further strengthened our market position in Europe, a market accounting for about one-third of the global animal health market. These include the Cobactan® line extension (innovative antibiotic); Chronogest® CR and Cyclix® (both fertility management); Porcilis® M.Hyo (mycoplasma vaccine to prevent pneumonia); and Equilis® Prequenza, the new equine influenza vaccine. With the emergence of avian influenza in Europe, Intervet has once again proved its ability to offer solutions for newly emerging diseases. This was underlined by a conditional license granted by the European authorities for our Nobilis® Influenza H5N2 vaccine, which protects birds against the highly pathogenic H5N1 field strain of avian flu.

In North America, revenues from ongoing operations grew 12% as a result of important product innovations combined with investments in the sales and marketing infrastructure. Product introductions help to meet our ambitious goals in this important key animal health market, which accounts for more than one-third of the global market. In this respect, PreveNile®–the equine vaccine against West Nile virus–and Zilmax®, a product designed to improve production performance in beef cattle, were important additions to our portfolio.

Excluding divestments, growth in Latin America was 8%, once again boosted by a strong business performance in Brazil. Also encouraging was the growth performance in Asia Pacific, where markets have come to grips with avian flu and its economic consequences. Our Nobilis® Influenza vaccine range has been used successfully in selected governmental avian flu control programs.

The acquisition of the Foot and Mouth Disease (FMD) vaccine factory in Cologne, Germany, will strengthen our worldwide production and development capacity in that field and open up new business opportunities mainly in the Asian Pacific and the Middle East region.

With the divestments of the medicinal feed additive activities of Crina SA in May 2006 and Nuova ICC in November 2006, we have completed our divestment program. This enables us to focus further on our core business.

Report for the year 2006

Coatings – strong revenues growth of 12%; operational EBIT up 22%

4th quarter			Millions of euros	January-December

2006	2005	Δ%		2006	2005	Δ%

			Revenues
512	434		Decorative Coatings	2,287	2,038
485	466		Industrial activities	1,959	1,740
289	253		Marine & Protective Coatings	1,129	975
225	222		Car Refinishes	922	886
(17)	(20)		Intragroup revenues/other	(88)	(84)

1,494	1,355	10	Total	6,209	5,555	12

78	42	86	EBIT (Operating income)	604	384	57
5.2	3.1		EBIT margin, in %	9.7	6.9
			Return on invested capital, in %	24.6	17.8

78	74	5	EBIT before incidentals	518	423	22
5.2	5.5		EBIT margin, in %	8.3	7.6
			Return on invested capital, in %	21.1	19.6

114	109	5	EBITDA before incidentals	658	558	18
7.6	8.0		EBITDA margin, in %	10.6	10.0

58	42		Capital expenditures	135	112
			Invested capital at year-end	2,653	2,259
			Capital turnover	2.53	2.57

			Number of employees at year-end	31,660	29,200

•	Revenues growth 12% – of which 4% from acquisitions
•	Strong EBIT margin of 8.3%, despite higher raw material prices
•	Industrial activities, Marine & Protective Coatings – strong performance
•	Car Refinishes – restructuring paid off, back on track
•	Decorative Coatings – margin pressure in mature markets
•	Savings from restructuring programs in mature markets increasing
•	Ongoing acquisitions and investments in emerging markets

Report for the year 2006

Coatings revenues rose 12% to EUR 6,209 million and operating income before incidentals was up 22% to EUR 518 million.

Car Refinishes continued the turnaround, which began in 2005 by producing strong results in all business segments and regions. Financial performance improved by restructuring, along with further technology improvements, especially in Asia. The restructuring initiatives and cost improvement measures that we launched several years ago are clearly paying off. Revenues rose 4% to EUR 922 million, with all businesses contributing.

Revenues of our Industrial activities were up 13%. Industrial Finishes generated substantial organic growth as a result of capacity expansion, value-added product offerings and the efforts of its dedicated workforce. Double-digit revenues growth was posted in the key emerging markets of China, Vietnam, India, Russia and Eastern Europe, while the predominantly West European-based business recovered well due to stronger demand in the industrial markets. Volatility in the cost and supply of petrochemical derivatives created relentless pressure on the operating performance throughout the year. However, the pressure on margins was more than offset by volume growth in emerging markets and prudent cost management in mature markets. Powder Coatings also posted double-digit revenues growth–far exceeding market growth–which was delivered despite higher raw materials prices. This was achieved by expanding capacity to meet growing demand in emerging markets, improving production efficiencies, boosting technological innovation, and aligning core business functions. In China, the capacity of our four powder factories was expanded in line with strong market growth. Steps were also taken towards establishing a fifth facility.

Marine & Protective Coatings enjoyed sustained revenues growth, as double-digit volume increased. Revenues were up 16%, exceeding the EUR 1 billion mark for the first time. The financial performance was strong despite price rises in key raw materials squeezing the Marine Coatings business in particular. Internal cost savings more than offset these high material prices. Costs were reduced by improving supply chain efficiency, especially in manufacturing and delivery. Each of the product areas–Marine Coatings, Protective Coatings, Yacht Paints and Aerospace Coatings–increased sales volumes in emerging markets, as well as in the mature markets, where productivity improvements were implemented.

Decorative Coatings revenues grew by 12% in 2006. This revenues growth could not be translated into similar growth in margins due to price pressure in mature markets. This is being addressed by already initiated efficiency improving programs. In addition to the organic growth, we realized several selective acquisitions in both mature and emerging markets, in Canada (Sico), the U.S. (Flood), the Czech Republic (Balakom), and Ukraine (Kimreserv). Our European Decorative business continued to further expand its commercial distribution network by acquiring a number of smaller companies.

Our two decorative businesses–Decorative Coatings Europe and Decorative Coatings International–were integrated per January 1, 2007. This will enable our company not only to benefit from the global reach of the combined organization in areas such as technology, marketing, and purchasing, but also to leverage its scale and strong brands across multiple markets.

Report for the year 2006

Chemicals – autonomous growth of 5%; steady EBIT at high performance level

4th quarter			Millions of euros	January-December

2006	2005	Δ%		2006	2005	Δ%

			Revenues
236	245		Pulp & Paper Chemicals	966	893
185	200		Base Chemicals	767	787
168	174		Functional Chemicals	740	703
119	125		Surfactants	523	511
125	123		Polymer Chemicals	516	471
37	149		Activities (to be) divested	318	580
9	(12)		Intragroup revenues/other	(21)	(55)

879	1,004	(12)	Total	3,809	3,890	(2)

111	53	109	EBIT (Operating income)	362	312	16
12.6	5.3		EBIT margin, in %	9.5	8.0
			Return on invested capital, in %	17.0	14.4

74	99	(25)	EBIT before incidentals	351	351	–
8.4	9.9		EBIT margin, in %	9.2	9.0
			Return on invested capital, in %	16.5	16.2

131	157	(17)	EBITDA before incidentals	572	592	(3)
14.9	15.6		EBITDA margin, in %	15.0	15.2

75	78		Capital expenditures	231	252

			Invested capital at year-end	1,960	2,291
			Capital turnover	1.79	1.79

			Number of employees at year-end	9,680	11,430

•	Revenues of ongoing operations up 5%
•	EBIT margin improved to 9.2%
•	Polymer, Base and Pulp & Paper Chemicals – strong performance
•	Functional Chemicals – start-up problems in production being addressed
•	Continued pressure from energy and raw material prices
•	Successful portfolio realignment; divestment program almost completed

Report for the year 2006

Revenues of the ongoing operations increased by 5% to EUR 3,502 million. Operating income before incidentals amounted to EUR 351 million, on a par with 2005, but slightly up for the ongoing operations. ROI before incidentals of 16.5% was close to our medium-term target of 17.5% The EBIT margin improved to 9.2%.

In 2006, results of Pulp & Paper Chemicals were significantly above 2005 due to higher volumes and lower costs. Results in Europe were under pressure due to high raw material and energy costs. This was more than offset by good results in the Americas and Asia. In the fourth quarter a new paper chemicals plant in China was opened to meet growing demand.

Base Chemicals turned in a record performance, driven by the Chlor-Alkali business enjoying strong demand and attractive prices. The new plant in Delfzijl (the Netherlands) was started up during the year, increasing our capacity and marking the end of the company’s regular Dutch chlorine transports by rail.

Revenues of Surfactants were 2% higher than in the previous year. Raw material costs continued to escalate, putting pressure on margins. The restructuring activities are well underway and Surfactants cost base should improve in 2007.

Polymer Chemicals showed an excellent performance in 2006. Revenues improved by almost 10% compared to 2005, driven by healthy demand for plastics in all regions and higher selling prices. Cost reduction measures clearly paid off in 2006.

Functional Chemicals had a difficult year due to continued high raw material costs and in particular start-up problems both at the new MCA plant in Delfzijl (the Netherlands) and the Ethylene Amines plant in Stenungsund (Sweden). These production problems are being addressed, but the performance of the fourth quarter unfortunately impacted the good results for the first nine months.

The strategic realignment of Akzo Nobel Chemicals was successfully concluded in 2006, two years after it was initiated. Per the end of 2006, 12 deals were signed and the two remaining projects are expected to be concluded shortly. This restructuring has transformed a relatively large and fragmented range of business segments into a focused, market driven portfolio. All five Chemicals units now have a clearly defined strategy for continued performance improvement and growth.

Report for the 4th quarter of 2006

HIGHLIGHTS OF THE 4th QUARTER 2006

Millions of euros	2006	2005	Δ%

Revenues	3,322	3,306	–

EBITDA before incidentals	385	368

EBIT before incidentals	249	225	11

EBIT	274	446

Financing income and expenses	(13)	(45)

Share in profit of associates	46	(5)

Income taxes	(73)	(68)

Net income	230	317	(27)

Earnings per share	0.80	1.11

Cash generated from operating activities	570	797	(28)

Capital expenditures	190	172

Depreciation and amortization	136	143

Autonomous growth of 4%

•	Revenues – autonomous growth 4%; currency translation 3% negative
•	Operational results up 11%
•	Organon – volume growth of 7%; higher EBIT
•	Intervet – volumes up 8%
•	Coatings – strong top-line growth of 10%
•	Chemicals – start-up production issues at Functional Chemicals
•	Pressure of energy and raw material prices at Coatings and Chemicals
•	Incidentals – positive contribution of EUR 25 million (2005: EUR 221 million)

Report for the 4th quarter of 2006

Autonomous revenues growth of 4%; net income down due to lower incidentals in 2006

Fourth-quarter revenues amounted to EUR 3.3 billion. Autonomous growth was 4%, while currency translation had a negative impact of 3%. There was strong autonomous growth at Organon, Intervet, and Coatings, while Chemicals was on a par with last year. Chemicals revenues were, as expected, strongly influenced by the divestment program (-11%). Acquisitions at Coatings contributed 5%. Total revenues of Akzo Nobel in the fourth quarter developed as follows:

				Currency	Acquisitions/
In % versus Q4 2005	Total	Volume	Price	translation	divestments

Organon	2	7	(2)	(3)	–
Intervet	3	8	–	(3)	(2)
Coatings	10	6	2	(3)	5
Chemicals	(12)	(3)	3	(1)	(11)
Akzo Nobel	–	3	1	(3)	(1)

Before incidentals, EBIT increased 11% from EUR 225 million to EUR 249 million, with an EBIT margin of 7.5% (2005: 6.8%). Including incidentals fourth quarter operating income decreased from EUR 446 million to EUR 274 million, with an EBIT margin of 8.2%, compared with 13.5% in 2005.

Organon profited from 5% autonomous revenues growth, while marketing and R&D expenses were lower compared to the previous year, resulting in a significant increase of operating income before incidentals (up 79%). Intervet achieved 8% volume growth resulting in a 9% increase of operating income. Pre-marketing costs for product launches and higher production costs related to write-off of inventories had an impact on margins. Coatings EBIT before incidentals was up 5% driven by a strong revenues growth of 10%. Car Refinishes enjoyed a good quarter. Margins were under pressure at our Decorative business, particularly in the retail segment. Increased raw material prices impacted the margins of our industrial businesses and Marine & Protective Coatings, but higher volumes largely compensated for this. Chemicals’ EBIT before incidentals were down 25% due to higher energy prices and start-up production issues at Functional Chemicals, which are being addressed. Results of Polymer and Base Chemicals were robust.

Report for the 4th quarter of 2006

Fourth quarter incidentals resulted on balance in contribution of EUR 25 million. The results on divestment reflected book profit on the Chemicals divestment program. Restructuring and impairment charges were taken for several Coatings and Chemicals businesses. Changes in the provisions for antitrust and environmental resulted on balance in a gain. In 2005, incidentals on balance contributed EUR 221 million, mainly related to the settlement of certain Organon cases, changes in Dutch pension/healthcare plans and restructuring and impairment charges.

Financing income and expenses decreased from EUR 45 million in 2005 to EUR 13 million in 2006, mainly due to lower interest charges for discounted provisions and the improved net interest-bearing borrowings position.

The share in profit of associates was a gain of EUR 46 million, compared with a loss of EUR 5 million in 2005. In 2006, earnings included incidental gains, mainly from Acordis.

The average tax rate increased from 17% in 2005 to 28% in 2006. In 2005, the tax rate was relatively low due to favorable settlements of certain tax returns.

Net income in the fourth quarter was EUR 230 million, compared with EUR 317 million last year. Earnings per share was EUR 0.80 (2005: EUR 1.11). This decrease was mainly due to lower incidentals (2006: EUR 25 million; 2005: EUR 221 million). Before incidentals, net income amounted to EUR 172 million, which is 6% below 2005, when it was EUR 183 million.

Arnhem, February 15, 2007	The Board of Management

Report for the year 2006 and for the 4th quarter

Information on segment and incidentals

4th quarter			Millions of euros	January-December

2006	2005	Δ%	Segments	2006	2005	Δ%

			Revenues
666	656	2	Organon	2,611	2,425	8
287	278	3	Intervet	1,125	1,094	3
1,494	1,355	10	Coatings	6,209	5,555	12
879	1,004	(12)	Chemicals	3,809	3,890	(2)
(4)	13		Intercompany revenues/other	(17)	36

3,322	3,306	–	Total	13,737	13,000	6

			EBIT (Operating income) before
			incidentals
77	43	79	Organon	362	270	34
50	46	9	Intervet	213	209	2
78	74	5	Coatings	518	423	22
74	99	(25)	Chemicals	351	351	–
(30)	(37)		Other	(134)	(101)

249	225	11	Total	1,310	1,152	14

7.5	6.8		EBIT margin, in %	9.5	8.9

			EBIT (Operating income)
74	84	(12)	Organon	354	415	(15)
50	48	4	Intervet	219	238	(8)
78	42	86	Coatings	604	384	57
111	53	109	Chemicals	362	312	16
(39)	219		Other	(77)	137

274	446	(39)	Total	1,462	1,486	(2)

8.2	13.5		EBIT margin, in %	10.6	11.4

			Incidentals:
(13)	394		Special benefits	55	571
37	9		Results on divestments	213	44
			Restructuring and impairment
(41)	(152)		charges	(112)	(169)
			Charges related to major legal,
42	(30)		antitrust and environmental cases	(4)	(112)

25	221		Total incidentals	152	334

(10)	–		IAS 39 fair value adjustments	(26)	26

Report for the year 2006 and for the 4th quarter

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E

4th quarter			Millions of euros	January-December

2006	2005	Δ%		2006	2005	Δ%

3,322	3,306	–	Revenues	13,737	13,000	6
(1,765)	(1,806)		Cost of sales	(7,394)	(7,070)

1,557	1,500		Gross profit	6,343	5,930
(898)	(782)		Selling expenses	(3,436)	(3,214)
(227)	(209)		Research and development expenses	(885)	(810)
(202)	(164)		General and administrative expenses	(749)	(680)
44	101		Other operating income(expenses)	189	260

274	446	(39)	Operating income	1,462	1,486	(2)
(13)	(45)		Financing income and expenses	(111)	(156)

			Operating income less financing income
261	401		and expenses	1,351	1,330
46	(5)		Share in profit of associates	89	6

307	396		Profit before tax	1,440	1,336
(73)	(68)		Income taxes	(258)	(338)

234	328		Profit for the period	1,182	998

			Attributable to:
			Equity holders of the company
230	317	(27)	(Net income)	1,153	961	20
4	11		Minority interest	29	37

234	328		Profit for the period	1,182	998

			Income per share, in EUR
0.80	1.11		– basic	4.02	3.36
0.80	1.10		– diluted	4.00	3.35

21.1	9.9		Interest coverage	13.2	9.5

Report for the year 2006

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T

	December 31,	December 31,
Millions of euros	2006	2005

Property, plant and equipment	3,346	3,432
Intangible assets	682	488
Financial noncurrent assets	1,706	1,800

Total noncurrent assets	5,734	5,720

Inventories	2,042	1,987
Receivables	2,919	2,910
Cash and cash equivalents	1,871	1,486
Assets held for sale	219	322

Total current assets	7,051	6,705

Total assets	12,785	12,425

Akzo Nobel N.V. shareholders' equity	4,144	3,415
Minority interest	119	161

Total equity	4,263	3,576

Provisions	2,132	2,210
Deferred income	7	27
Deferred tax liabilities	174	156
Long-term borrowings	2,551	2,702

Total noncurrent liabilities	4,864	5,095

Short-term borrowings	410	357
Current payables	3,223	3,337
Liabilities held for sale	25	60

Total current liabilities	3,658	3,754

Total equity and liabilities	12,785	12,425

Shareholders’ equity per share, in EUR	14.44	11.95
Number of shares outstanding, in millions	287.0	285.8
Gearing	0.26	0.44
Invested capital	8,060	8,007

Report for the year 2006

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S

Millions of euros	2006		2005[1]

Profit for the period	1,182		998
Adjustments to reconcile earnings
to cash generated from operating activities:
Depreciation and amortization	552		569
Impairment losses	29		132
Financing income and expenses	111		156
Share in profit of associates	(79)		(17)
Income taxes	258		338

Operating profit before changes in
working capital and provisions		2,053		2,176
Changes in working capital	90		(248)
Changes in provisions	(262)		(598)
Other	18		28

		(154)		(818)

Cash generated from operating activities		1,899		1,358
Interest paid	(213)		(220)
Income taxes paid	(366)		(391)
Pre-tax gain on divestments	(213)		(44)

		(792)		(655)

Net cash from operating activities		1,107		703
Capital expenditures	(529)		(514)
Investments in intangible assets	(12)		(67)
Interest received	112		109
Repayments from associates	–		27
Dividends from associates	37		19
Acquisition of consolidated companies[2]	(326)		(55)
Proceeds from sale of interests[2]	371		64
Loans to APF[3]	19		(150)
Other changes in noncurrent assets	20		53

Net cash from investing activities		(308)		(514)
Changes in borrowings	(58)		(188)
Issue of shares	40
Dividends	(369)		(366)

Net cash from financing activities		(387)		(554)

Net change in cash and cash equivalents		412		(365)
Cash and cash equivalents at January 1		1,486		1,811
Effect of exchange rate changes on cash and
cash equivalents and impact IAS 32 and 39		(27)		40

Cash and cash equivalents at December 31		1,871		1,486

[1] Reclassified for comparative reasons	[2] Net of cash acquired of disposed	[3] Akzo Nobel Pension Fund in the Netherlands

Report for the year 2006

C H A N G E S   I N   E Q U I T Y

Millions of euros		2006			2005

	Share-			Share-
	holders’	Minority		holders’	Minority
	equity	interest	Equity	equity	interest	Equity

Balance at beginning of year	3,415	161	3,576	2,605	140	2,745
Adoption of IAS 32 and 39
for financial instruments				(9)		(9)
Equity settled transactions	16		16	28		28
Changes in fair value ofderivatives	(26)		(26)	11		11
Changes in exchange rates
in respect of affiliated
companies	(110)	(10)	(120)	162	16	178

Income directly recognized in
equity	(120)	(10)	(130)	192	16	208
Profit for the period	1,153	29	1,182	961	37	998

Total income	1,033	19	1,052	1,153	53	1,206
Dividend paid	(344)	(25)	(369)	(343)	(23)	(366)
Shares issued upon
exercising of stock options	40		40
Changes minority interest in
subsidiaries		(36)	(36)		(9)	(9)

Balance at December 31	4,144	119	4,263	3,415	161	3,576

Report for the year 2006 and for the 4th quarter

The 2006 Annual Report will be published on March 14, 2007, in print and as a PDF file on Akzo Nobel’s corporate website.

The Report for the first quarter of 2007 will be published on April 24, 2007.

Note
The data in this report are unaudited.

Definitions
Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, charges related to major legal, antitrust, and environmental cases.

EBIT (operating income) before incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is EBIT (Operating income) as percentage of revenues.

EBITDA is EBIT before depreciation and amortization.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com. The 2006 Annual Report on Form 20-F will be available in the second quarter of 2007.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Additional Information	Akzo Nobel N.V.
The explanatory sheets used by the CEO during the	Velperweg 76
press conference can be viewed on Akzo Nobel’s	P.O. Box 9300
corporate website.	6800 SB Arnhem
The Netherlands
	Tel.	+ 31 26 366 4433
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com